AXION POWER INTERNATIONAL, INC.
3601 Clover Lane
New Castle, PA 16105

June 28, 2011

VIA EDGAR

Amanda Ravitz
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Axion Power International, Inc. Registration Statement on Form S-3 Filed June 3, 2011 File No. 333-174692

Dear Ms. Ravitz:

We are in receipt of your letter to us, dated June 23, 2011, regarding the Axion Power International, Inc. Registration Statement referenced above.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, hereinbelow is your comment (bolded), and our response.

Incorporation of Information filed with the SEC, page 35

1.  We note that you have not incorporated by reference the Form 10-K/A that you filed on May 2, 2011.  Please tell us how you have incorporated by reference into this filing the information required by Part III of Form 10-K for the year ended December 31, 2010.

The reference to the 10-K listed on p. 35 was intended to cover any amendments thereto.  For clarificative purposes, we have added a specific reference to the Form 10-K/A as well.

Signatures, page 40

2.  We note that under the first paragraph required on the “Signatures” page that Thomas Granville and Charles Trego signed in their capacities as “Principal Executive Officer” and “Principal Financial Officer and Principal Accounting Officer,” respectively.  We note from your disclosure under Item 10 of your Form 10-K/A filed on May 2, 2011, however, that Mr. Granville is your Chief Executive Officer and Mr. Trego is your Chief Financial Officer.  If true, please revise the signatures under the first paragraph required on the “Signatures” page to indicate that those officers are signing the registration statement on behalf of the registrant and use their actual titles.  Please also revise the “Signatures” page so that the principal executive officer, the principal financial officer and the controller or principal accounting officer sign the registration statement beneath the second paragraph required on the “Signatures” page.  Refer to Instruction 1 to Form S-3.  Please note that such officers should sign the registration statement using their actual titles and the capacity as principal executive, principal financial or controller or principal accounting officer should be indicated parenthetically beneath the actual title of such officer.

Amanda Ravitz
June 28, 2011

We have revised the signature blocks under the first paragraph as requested, as well as under the second paragraph, adding his officer capacity to Mr. Granville’s signature block as well as adding a signature block for Mr. Trego in the form requested.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and we hope that our response is sufficient to address your comment in a complete fashion.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (2150375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Charles R. Trego

Charles R. Trego
Chief Financial Officer

cc:  Jolie Kahn, Esq.